Exhibit 23

Independent Registered Public Accounting Firm’s Consent

The Board of Directors and Stockholders
First Interstate BancSystem, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 of our report dated June 17, 2005 relating to the statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2004 and the related statement of changes in net assets available for benefits and the supplemental schedule of assets held at end of year for the year ended December 31, 2004, which report appears in the December 31, 2004 report on Form 11-K of First Interstate BancSystem, Inc.

/s/ Eide Bailly LLP

Billings, Montana
June 20, 2005